FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2003

                          A/S STEAMSHIP COMPANY TORM
                (Translation of registrant's name into English)

                                  Marina Park
                               Sundkrogsgade 10
                             DK-2100 Copenhagen 0
                                    Denmark
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X     Form 40-F
                             -------             -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No    X
                       -------           -------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as 1) Exhibit 1 is a copy of a Statement No. 6 - 2003 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange (the "Exchange") on May 22, 2003 2) as Exhibit 2 is a copy of Share Statement No.5/2003 issued by the Company to the Exchange on June 3, 2003, and 3) as Exhibit 3 is a copy of Share Statement No.6/2003 issued by the Company to the Exchange on June 3, 2003.

Exhibit 1



RELEASE TO THE COPENHAGEN STOCK EXCHANGE NO. 6 - 2003


22 May 2003


TORM's first quarter 2003 results - increased expectations for full year results

o Profit after tax for the first quarter of 2003 was DKK 101 mill. (DKK 3 mill. for first quarter 2002). Profit after tax includes an unrealized gain of DKK 15 mill. in respect of the Company's holding in Dampskibsselskabet `NORDEN' A/S.

o    Profit after tax was better than expected.

o Expectations for full year 2003 results are increased from the previously announced forecast made on 24 March 2003 of DKK 190-220 mill, to profit after tax in the region of DKK 240-270 mill., but subject to considerable uncertainty in both directions due to the global economic situation.

o         EBITDA were DKK 139 mill. for the first quarter 2003 (DKK 60 mill.)

o         EBIT were DKK 95 mill. (DKK 21 mill.)

o During the first quarter 2003 the Company took delivery of two MR product tankers (TORM THYRA and TORM FREYA) and sold TORM GYDA.

o Accounting policies have been changed in order to present the accounts with USD as the measurement currency, which more accurately reflects the Company's activities. The change in accounting policies has resulted in an increase in net income for the period of DKK 5 mill., and a transitional adjustment to reduce shareholders' equity at 1 January 2003 by DKK 95 mill.


A/S Dampskibsselskabet TORM
Contact person: Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)

GROUP FINANCIAL HIGHLIGHTS
                                                           First
                                                         quarter
DKK mill.                                                    2002          2002
                                              First    (Restated)    (Restated)
                                            quarter    Continuing    Continuing
                                               2003    operations    operations
--------------------------------------------------------------------------------
INCOME STATEMENT
--------------------------------------------------------------------------------
Net revenue                                     502           357         1,539
Port expenses, Bunker, Charter hire and
Operating costs                               (349)         (293)       (1,236)
                                               ----          ----        ------
Gross profit (Net earnings from shipping
activities)                                     153            64           303
Profit from discontinued activities               0             3            95
Profit from sale of vessels and interests         0             5            17
Administrative expenses                        (27)          (24)         (102)
Other operating income                           13            12            55
                                               ----          ----        ------
Profit before depreciation (EBITDA1)            139            60           368
Depreciation                                   (44)          (39)         (158)
                                               ----          ----        ------
Profit before financial items (EBIT)             95            21           210
Financial items, net                              6          (19)          (13)
                                               ----          ----        ------
Profit/(loss) before tax                        101             2           197
Tax                                               0             1           360
                                               ----          ----        ------
Net profits after tax for the period            101             3           557
                                               ====          ====        ======

--------------------------------------------------------------------------------
BALANCE SHEET
--------------------------------------------------------------------------------
Fixed assets                                  3,263         2,737         3,193
Total assets                                  4,159         4,003         4,013
Shareholders' equity                          1,674         1,367         1,624
Provisions                                        0           372             0
Debt                                          2,485         2,264         2,389

Invested capital                              2,932         2,352         2,846
Net interest bearing debt                     1,562         1,023         1,512
Cash and bonds                                  574           759           522

CASH FLOW
From operating activities                        87
From investing activities                     (217)
  thereof investment in tangible fixed
assets                                        (328)
From financing activities                      182
                                               ----
Net cash flow                                    52


1 EBITDA is defined as earnings before income taxes, financial items, depreciation and amortizations. This does not represent a measure under Generally Accepted Accounting (GAAP) principles. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We believe that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and incur indebtedness. EBITDA does not take into account our working capital and debt service requirements, and accordingly is not necessarily indicative of amounts that may be available for discretionary use.

KEY FIGURES AND SHAREHOLDERS EQUITY FOR THE GROUP

                                                           First
                                                         quarter
DKK mill.                                                    2002         2002
                                              First    (Restated)    (Restated)
                                            quarter    Continuing    Continuing
                                               2003    operations    operations
--------------------------------------------------------------------------------
KEY FIGURES
--------------------------------------------------------------------------------
Gross margin                                  30.5%          17.9%       19.7%
EBITDA margin                                 27.7%          16.8%       23.9%
EBIT margin                                   18.9%           5.9%       13.6%

Share price, end of period (DKK)               65.8           58.6        56.4
Millions of shares, end of period              18.2           18.2        18.2
Earnings per share (DKK)                        5.5            0.2        30.6

RoE*                                          24.5%
RoIC*                                         13.2%
Equity ratio                                  40.3%          34.1%       40.5%


Exchange rate USD/DKK, end of period           6.82          8.50         7.08

Exchange rate USD/DKK, average                 6.92          8.48         7.89



Shareholders' equity                                                  DKK Mill.
Balance at 1 January 2003                                                1,719
Transitional adjustment                                                   (95)
                                                                          ----
Adjusted balance at 1 January 2003                                       1,624

Exchange adjustment of shareholders'
equity in
  subsidiaries and associated companies                                   (15)
Exchange adjustment of loans to
subsidiaries and
  associated entities                                                     (29)
Adjustment of derivatives and own shares                                  (10)
Exchange adjustment of loans                                                 2
Net profit from profit and loss statement                                  101
                                                                        ------

Balance at 31 March 2003                                                 1,674


----------
* Annualised

FINANCIAL RESULTS FOR FIRST QUARTER 2003

Gross Profit (Net earnings from shipping activities) for the first quarter of 2003 were DKK 153 mill. (against DKK 64 mill. for the first quarter of 2002). The higher gross profit was primarily due to improved freight rates within both the Tanker and Bulk divisions.

Profit before depreciation (EBITDA) was DKK 139 mill. (DKK 60 mill.)

Depreciation was DKK 44 mill. (DKK 39 mill.). The increase was the result of the delivery of six new buildings during 2002-3.

Financial items, net, totalled DKK 6 mill. (DKK (19) mill.). First quarter 2003 financial items include an unrealized gain relating to the holding in NORDEN of DKK 15 mill., whilst the remaining reduction in financial items were primarily due to lower interest rates, coupled with a lower USD/DKK exchange rate.

Profit before tax was DKK 101 mill. (DKK 2 mill.). Net profit after tax for the quarter was DKK 101 mill. (DKK 3 mill.).

The Tanker division contributed by far the largest share of the profits, DKK 80 mill. after tax, whilst the Bulk division showed a result of DKK 2 mill. Other activities (Offshore and unallocated financial items) had profits after tax of DKK 19 mill.

Cash flow from operating activities was DKK 87 mill., consisting of cash earnings of DKK 125 mill. less an increase in working capital of DKK 29 mill.

Cash flow from investing activities were DKK (217) mill., consisting of investments in vessels of DKK 328 mill., especially in relation to the newbuilding program, less payments received in the amount of DKK 110 mill. primarily relating to the sale of TORM GYDA.

Cash flow from financing activities was DKK 182 mill. during the quarter. The amount consists of loans in connection with newbuildings in the amount of DKK 270 mill. less debt repayments of DKK 88 mill., especially in connection with debt repayment of loans primarily related to TORM GYDA.

Net cash flow was thereby DKK 52 mill. during the quarter, increasing the Company's cash and bond holdings to DKK 574 mill. at the end of the quarter, as against DKK 522 mill. at year-end 2002.

Total assets increased during the quarter from DKK 4,013 mill. to DKK 4,159 mill. primarily as a result of the delivery of two newbuildings during the period. The investment in NORDEN has been valued at DKK 390/share, which was the closing price on the Copenhagen Stock Exchange at the end of the quarter. The first quarter result includes an unrealized gain on the NORDEN holding of DKK 15 mill.

Fixed assets increased during the quarter from DKK 3,193 mill. to DKK 3,263 mill. as a result of the delivery of two newbuildings.

The Company's net debt increased during the quarter from DKK 1,512 mill. to DKK 1,562 primarily due the financing of newbuildings.

Equity increased from DKK 1,624 mill. to DKK 1,674 mill. primarily due to the addition of net profit after tax for the quarter.

At 31 March 2003, the Company owned 881,368 of its own shares, equivalent to 4.8% of the Company's share capital. The number of owned shares was unchanged from 31 December 2002.



--------------------------------------------------------------------------------
                  First quarter 2003 by division (DKK mill.)
--------------------------------------------------------------------------------

                                          Tanker     Bulk
                                          division   division  Others   Total

Net Revenue                               316        182       4        502
Port expenses, bunker, charter hire
and operating costs                     (174)      (171)       (3)    (349)
Net earnings from shipping activities
(gross profit)                            141         11       1        153
Administrative expenses                  (19)        (6)       (2)     (27)
Other operating income                     13          0       0         13
Profit before depreciation (EBITDA)       135          5       (1)      139
Depreciation                             (38)        (5)       (0)     (44)
Profit before financial items (EBIT)       96          0       (1)       95
Financial items, net                     (16)          2       20         6
Profit/(loss) before tax                   80          2       19       101
Tax                                         0          0       0          0
Net profit for the year                    80          2       19       101
--------------------------------------------------------------------------------


TANKER DIVISION

The tanker division achieved a net profit after tax of DKK 80 mill. during the quarter.

During the quarter, the Company's three Pools, of which the LR2 Pool is jointly managed with A.P. M0ller, achieved significantly higher rates than in the first quarter of 2002. Rates for the first quarter of 2003 were on average 59%, 36% and 21%, respectively higher than first quarter 2002 for the three pools; LR2 (Aframax), LR1 (Panamax) and MR (Handymax).

                     Earnings data for the tanker division

USD/Day                                               2003      2002
                                                     First     First   % Change
                                                   quarter   quarter     q1-q1
LR2/Aframax vessels
-------------------------------------------------------------------------------
Available earning days                                 270        270       0%
Average number of vessels                              3.0        3.0       0%
TCE per earning days *)                             31,237     19,875      57%
OPEX per earning days   **)                         -5,651     -4,732     -19%
Operating C/F per earning days  ***)                16,931      4,668     263%
-------------------------------------------------------------------------------


LR1/Panamax vessels
-------------------------------------------------------------------------------
Available earning days                                 210        357     -41%
Average number of vessels                              2.3        4.0     -41%
TCE per earning days *)                             23,630     17,569      35%
OPEX per earning days   **)                         -5,691     -6,951      18%
Operating C/F per earning days  ***)                17,939      5,958     201%
-------------------------------------------------------------------------------


MR vessels
-------------------------------------------------------------------------------
Available earning days                               1,004        523      92%
Average number of vessels                             11.2        5.8      92%
TCE per earning days *)                             18,355     15,305      20%
OPEX per earning days   **)                         -5,701     -5,046     -13%
Operating C/F per earning days  ***)                12,653     10,166      24%
-------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses

**) Operating expenses for own vessels.

***) TCE earnings less operating expenses and charter hire.

The significantly higher rates were the result of a number of factors, all of which contributed to the increased charter rates. These included a lengthy general strike in Venezuela that has now ended, resulting in longer transportation required for refined products, especially for cargoes destined for the U.S., uncertainty about the war in Iraq, low inventories globally of refined products, along with an increasing focus on modern, quality tonnage in reaction to the "Prestige" sinking in November 2002.

Following the delivery of six newbuildings in 2002-3, the Company had considerably more `operating days' during the first quarter of 2003 than in the first quarter of 2002, whilst the number of operating days in the LR1 segment fell due to the redelivery of time chartered vessels.

The higher operating costs incurred during the first quarter of 2003 compared to first quarter 2002 were principally due to the lower USD/DKK exchange rate, as wages to Danish crew on board the Company's vessels are paid in DKK.

As part of TORM's on -going expansion, a new office has been opened in Singapore. The office will serve to strenghen the marketing and profile of TORM's three Pools in this strategically vital area.



BULK DIVISION

The bulk division achieved a net profit after tax of DKK 2 mill. during the quarter.

This was brought about by better rates for both the Panamax and Handysize ships, which improved 25% and 50% respectively as compared with the first quarter of 2002. Hedging of freight rates reduced TORM's results in the Bulk division in the first quarter of 2003.

The higher rates were primarily the result of strong demand from China, together with the shutdown of Japanese nuclear power stations leading to greater demand for coal. Furthermore, growth in the global fleet was very limited.

TORM took a number of ships on time charter during 2002 at attractive rates, resulting in a 30% increase in the number of operating days in the Panamax segment, and a 13% increase in the Handysize segment, compared to the first quarter of 2002.


                      Earnings data for the bulk division

                                                         q1       q1     change
Panamax vessels                                        2002     2003     q1-q1
--------------------------------------------------------------------------------
Available earning days                                  891    1,161      30%
Average number of vessels                               9.9     12.9      30%
TCE per earning days *)                               7,332    9,166      25%
OPEX per earning days   **)                          -6,238   -5,208      17%
Operating C/F per earning days  ***)                 -1,487      606     141%
--------------------------------------------------------------------------------


Handysize vessels
--------------------------------------------------------------------------------
Available earning days                                  315      356      13%
Average number of vessels                               3.5      4.0      13%
TCE per earning days *)                               5,014    7,526      50%
OPEX per earning days   **)                          -3,451   -3,442       0%
Operating C/F per earning days  ***)                    161    2,664    1558%
--------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses

**) Operating expenses for own vessels.

***) TCE earnings less operating expenses and charter hire.


OTHER ACTIVITIES

The Company's other activities consist of one remaining offshore platform supply vessel which is due to be redelivered in the second half of 2003, as well as certain small adjustments related to the Company's Liner activity prior to the sale of this division in 2002. This activity is operating in accordance to plan. The figures for "other activities" include unallocated financial items of DKK 20 mill.

FLEET DEVELOPMENT

As part of the Company's strategy to retain a fleet amongst the youngest in the industry, two further newbuildings were delivered during January 2003, TORM THYRA and TORM FREYA. The vessels are MR product tankers and were delivered from the STX yard in South Korea. In January 2003, TORM GYDA was sold.

At the end of the quarter, the Company owned 16.5 product tankers and 4 dry bulk vessels.

The Company's order book consists of four newbuildings of which two are LR2 product tankers to be delivered during the second half of 2003 and two are LR1 product tankers for delivery in 2004. A second-hand dry bulk vessel is due to be delivered to the Company mid-2003.

POOLS

TORM's three product tanker pools consisted of 12 partners with a total of 58 vessels at the end of the quarter. Four vessels were added to the fleet since the end of 2002. During the quarter, Pacific Carriers Limited notified the MR Pool of its wish to leave the pool with 3 vessels, which will take effect up to October 2003.

There are on-going discussions with potential pool partners to join the existing pools.


DAMPSKIBSSELSKABET "NORDEN" A/S

TORM continues to evaluate all possibilities in respect of the Company's holding in NORDEN, including selling the holding, increasing the offer price or adopting a wait and see attitude.

EXPECTATIONS FOR THE REMAINDER OF THE YEAR

Charter rates for the product tankers have been at very high levels for the first quarter and into the second quarter of 2003. This is the effect of a number of individual factors the effects of which are now diminishing. The limited growth of the world economy, coupled with a substantial growth in the world fleet is expected to negatively impact charter rates in the second half of the of 2003, although relatively low inventories of refined products and an increasing focus on environmental aspects are expected to provide a floor for the rate levels. Consequently, the Company expects significantly lower product tanker freight rates in the second half of 2003.

Bulk rates have, as expected, been firm during the first quarter and are expected to remain at reasonable level for the remainder of the year, given a relatively modest growth in the world fleet. Hedging of freight rates reduced TORM's results in the Bulk division in the first quarter of 2003, but the effect of hedging is expected to decrease in the remainder of 2003. Lower economic growth globally, coupled with the effects of the SARS virus on the Chinese economy could, however, negatively impact the bulk market for the remainder of the year.

Given the higher than expected freight rates for the year to date, the Company has increased its original forecast of a profit after tax of DKK 190-220 mill. for the year as a whole, to a profit after tax in the region of DKK 240-270 mill. The forecast is subject to considerable uncertainty in both directions due to the global economic situation.

This forecast includes an unrealized gain on the Company's holding in NORDEN of DKK 15 mill. and is based on a USD/DKK exchange rate for the remainder of the year of DKK 6.50 to the USD, giving an average rate for the year as a whole of 6.64.

SAFE HARBOUR STATEMENT - FREMADRETTEDE UDSAGN

This release contains forward-looking statements concerning future events (as defined in ss. 21E in Securities Exchange Act of 1934 with changes) and the Company's operations, performance and financial conditions, including, in particular, statements regarding: Spot and TCE rates in the near and long term, operating days, tanker and bulker supply and demand, supply and demand for oil and refined products, expectations about the Company's future capital requirements and capital expenditures, the Company's growth strategy and how it is implemented, the number of partner and the number of vessels the partners have in the pools, environmental changes in regulation, cost savings and other benefits. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", "outlook" and variations of such words and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks and are based on a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. In addition to the factors and matters discussed elsewhere in this report, important factors that, in TORM's view, could cause actual results to differ materially from those discussed in the forward looking statements include the strengths of world economies, currencies and interest rate levels, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by TORM with the Copenhagen Stock exchange and the Securities and Exchange Commission.

ACCOUNTING POLICIES

The report for first quarter 2003 has been prepared in accordance with the same accounting policies as applied in the annual report for 2002 with the exception, that from 1 January 2003 USD is applied as the Company's measurement currency in the operating entities, while DKK still is the measurement currency in the administrative entity.

As the shipping industry and not least the Company is USD-based, the Company considers that the application of USD as measurement currency to a greater extent reflects the economic realities behind the events and conditions relevant to the Company. Thus the application of USD as measurement currency will give a more true and fair view of the Company's activities.

Change in accounting policies

Almost all the Company's transactions are in USD, as revenues from shipping activities as well as shipping related costs, such as port expenses, bunkers etc. are almost exclusively are settled in USD. Furthermore, all material investments in tangible fixed assets, the vessels, are in USD, and the market values of the vessels depends on the exchange rate on USD. Mortgage debts related to vessels are also in USD.

Thus the Company meets the criteria that qualify for applying USD as measurement currency in accordance with SIC 19 (IAS' interpretation of:
"Reporting Currency - Measurement and Presentation of Financial Statements under IAS 21 and IAS 29").

Hereafter translation from USD to DKK is made in accordance with SIC 30's ("Reporting Currency - Translation from Measurement Currency to Presentation Currency") directions regarding translation from measurement currency to presentation currency, which implies that:

>> all transactions in the income statement are translated based on the average DKK exchange rate for the period,

>> assets and liabilities are translated based on the DKK exchange rate as at the balance sheet date,

>> all foreign exchange rate gains or losses arising upon translation from measurement currency to presentation currency are recognized directly to shareholders' equity.

Previously exchange rate translations regarding the Parent Company, including integrated entities, were made in accordance with the principles for integrated entities as prescribed in the Danish Accounting Standard no. 9 (and IAS 21), which essentially implied that:

>> depreciation expenses regarding vessels and capitalized dry-docking recognized in the income statement, primarily were translated based on historical USD exchange rates,

>> non-monetary items in the balance sheet, such as vessels and capitalized dry-docking, were primarily translated into DKK based on historical USD exchange rates,

>> mortgage debts relating to the financing of vessels were translated into DKK based on the USD exchange rate as at the balance sheet date, and that foreign exchange rate gains or losses arising upon translation of the mortgage debts at the balance sheet date were recognized directly in shareholders' equity, as the mortgage debts were considered hedges of the currency risk relating to the vessels,

>> monetary items were translated into DKK based on the USD exchange rate as at the balance sheet date, and that foreign exchange rate gains or losses were recognized in the income statement.

The application of USD as the measurement currency and the method concerning translation from measurement currency to presentation currency in accordance with SIC 30, is a deviation from the Danish Financial Statements Act ss.39, stk. 1 which prescribes that non-monetary items must be translated into DKK based on the exchange rate at the transaction date. The deviation is adopted with reference to the Danish Financial Statements Act ss.11, stk. 3 concerning the true and fair view.

The change in accounting policies has resulted in an increase in net income of DKK 5 mill. for the three-month period ended 31 March 2003, and a transitional adjustment to reduce shareholders' equity at 1 January 2003 by DKK 95 mill.

Comparative figures have been restated in accordance with the change in accounting policies. The following provides a summary of the impact on the income statement and balance sheet for the three-month period ended 31 March 2003:


                                    Historical                    New
                                    accounting                    accounting
                                    policies      Adjustments     policies
                                    DKK mill.     DKK mill.       DKK mill.

INCOME STATEMENT
Profit before financial items           94           1               95
Profit before taxes                     96           5              101
Income taxes                             0           0                0
Profit for the period                   96           5              101
Total assets                         4,425        -265            4,160
Deferred taxes                           0           0                0
Shareholders' equity                 1,940        -265            1,674

RECONCILIATION TO US GAAP

Reconciliation to United States Generally Accepted  Accounting  Principles (US
GAAP) at 31 March 2003.

                                                             Net income
                                                             ----------
                                                        DKK Mill.    USD Mill.


Net Income under Danish GAAP                                 101         15

Dry dock costs                                               (1)        (0)
Write-down of vessels                                         -           -
Unrealised gains(losses) on marketable
securities                                                  (12)        (2)
Derivative financial instruments                             (4)        (1)
Share options                                                  1          0
Tonnage taxation (deferred tax)                              (7)        (1)
                                                           -----       ----
Net income in accordance with US GAAP                         79         12


DKK/USD exchange rate at 31 March 2003 of 6.82 has been used for the translation.

EXHIBIT 2

K0benhavns Fondsb0rs
Nikolaj Plads 6
1067 K0benhavn K


04 June 2003  Share statement no.  5/2003
              Contact Person:      Klaus Nyborg, CFO, (Phone +45 3917 9200)

This is to notify you of changes in the shareholdings of the company's insiders pursuant according to the Danish Securities Trading Act.



Securities       Trade        Holding  Market      Total Holding   Total market
Code             date         number   value       number          value
-----            ----         ------   -----       -------------   ------------
DK0010281468     22 May 2003   -950    -82,650.00  1,178,273       98,515,392.00


Yours faithfully
A/S Dampskibsselskabet TORM

Klaus Nyborg

EXHIBIT 3

K0benhavns Fondsb0rs
Nikolaj Plads 6
1067 K0benhavn K


04 June 2003     Share statement no.  6/2003
                 Contact Person:      Klaus Nyborg, CFO, (Phone +45 3917 9200)

This is to notify you of changes in the shareholdings of the company's insiders pursuant according to the Danish Securities Trading Act.


Securities      Trade        Holding  Market       Total Holding  Total market
code            date         number   value        number         value
----            ----         ------   -----        ------------   -------------
DK0010281468    23 May 2003  -8,690   -782,680.00  1,169,583      105,157,200.00


Yours faithfully
A/S Dampskibsselskabet TORM

Klaus Nyborg

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          A/S STEAMSHIP COMPANY TORM
                                 (registrant)



Dated: June 4, 2003                      By:
                                            --------------------------
                                            Klaus Nyborg
                                            Chief Financial Officer





03810.0001 #408597